Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-171256, 333-171256-01 to 333-171256-02

ENERGY FUTURE HOLDINGS CORP.

SUPPLEMENT NO. 17 TO

MARKET MAKING PROSPECTUS DATED APRIL 4, 2012

THE DATE OF THIS SUPPLEMENT IS JANUARY 9, 2013

On January 9, 2013, Energy Future Holdings Corp. filed the attached Current Report on

Form 8-K with the Securities and Exchange Commission.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (date of earliest event reported) – January 9, 2013

Energy Future Holdings Corp.

(Exact name of registrant as specified in its charter)

Texas	1-12833	75-2669310
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Energy Future Intermediate Holding Company LLC

(Exact name of registrant as specified in its charter)

Delaware	1-34544	26-1191638
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Energy Plaza, 1601 Bryan Street, Dallas, Texas 75201

(Address of principal executive offices, including zip code)

214-812-4600

(Registrants’ telephone number, including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrants under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On January 9, 2013, Energy Future Holdings Corp. (“EFH Corp.”) issued a press release announcing the early tender results with respect to previously announced (i) private exchange offers by Energy Future Intermediate Holding Company LLC, a wholly-owned subsidiary of EFH Corp., and its wholly-owned subsidiary, EFIH Finance Inc. (collectively, the “Offerors”), to exchange up to approximately $1.3 billion aggregate principal amount of new 10.000% Senior Secured Notes due 2020 issued by the Offerors (the “New First Lien Notes”) for any and all outstanding (a) 9.75% Senior Secured Notes due 2019 issued by EFH Corp., (b) 10.000% Senior Secured Notes due 2020 issued by EFH Corp. and (c) 9.75% Senior Secured Notes due 2019 issued by the Offerors (collectively, the “Existing First Lien Notes”) and (ii) concurrent solicitations by EFH Corp. and the Offerors of consents from holders of Existing First Lien Notes to proposed amendments to the indentures governing the Existing First Lien Notes and to such Existing First Lien Notes. In that press release, EFH Corp. also announced the early tender results with respect to the previously announced private exchange offers by the Offerors to exchange up to approximately $124 million aggregate principal amount of new 11.25%/12.25% Senior Toggle Notes due 2018 issued by the Offerors (the “New Unsecured Notes”) for any and all outstanding 10.875% Senior Notes due 2017 issued by EFH Corp. and 11.250%/12.000% Senior Toggle Notes due 2017 issued by EFH Corp. A copy of the press release is attached hereto as Exhibit 99.1.

Neither this Current Report on Form 8-K nor the press release shall constitute an offer to sell, or the solicitation of an offer to buy, any of the New First Lien Notes or the New Unsecured Notes (collectively, the “New Notes”), nor shall there be any sale of the New Notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state. The New Notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. The exchange offers are not being made to persons in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. The exchange offers are being made only in the United States to “qualified institutional buyers” (as that term is defined in Rule 144A of the Securities Act) and to certain non-U.S. persons (as that term is defined in Regulation S under the Securities Act) located outside the United States.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press release, dated January 9, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ENERGY FUTURE HOLDINGS CORP.

/s/ Stan J. Szlauderbach
Name: Stan J. Szlauderbach
Title: Senior Vice President & Controller

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

/s/ Stan J. Szlauderbach
Name: Stan J. Szlauderbach
Title: Senior Vice President & Controller

January 9, 2013

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Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Energy Future Holdings Corp.

Announces Early Results of Exchange Offers

DALLAS – January 9, 2013 — Energy Future Holdings Corp. (“EFH Corp.”) today announced the results, as of 5:00 p.m., New York City time, on January 8, 2013 (the “Early Tender Date”), of the previously announced (a) offers (the “First Lien Exchange Offers”) of its direct, wholly-owned subsidiary, Energy Future Intermediate Holding Company LLC (“EFIH”), and EFIH’s direct, wholly-owned subsidiary, EFIH Finance Inc. (“EFIH Finance” and, together with EFIH, the “Offerors”), to exchange up to approximately $1.3 billion aggregate principal amount of new 10.000% Senior Secured Notes due 2020 of the Offerors (the “New First Lien Notes”) for any and all outstanding (i) 9.75% Senior Secured Notes due 2019 of EFH Corp., (ii) 10.000% Senior Secured Notes due 2020 of EFH Corp. and (iii) 9.75% Senior Secured Notes due 2019 of the Offerors (collectively, the “Existing First Lien Notes”) and (b) concurrent solicitations (the “Consent Solicitations”) by EFH Corp. and the Offerors of consents (the “Consents”) from holders of Existing First Lien Notes to proposed amendments (the “Proposed Amendments”) to the indentures governing the Existing First Lien Notes and to such Existing First Lien Notes. As of the Early Tender Date, EFH Corp. had received the requisite Consents to adopt the Proposed Amendments, although Consents delivered may be revoked at any time at or prior to 5:00 p.m., New York City time, on January 24, 2013 (such time and date, as the same may be extended by the Offerors and/or EFH Corp. with respect to any Consent Solicitation, the “Consent Date”).

EFH Corp. also today announced the results as of the Early Tender Date of the Offerors’ previously announced offers (the “Unsecured Exchange Offers” and, together with the First Lien Exchange Offers, the “Exchange Offers”) to exchange up to approximately $124 million aggregate principal amount of new 11.25%/12.25% Senior Toggle Notes due 2018 of the Offerors (the “New Senior Toggle Notes” and, together with the New First Lien Notes, the “New Notes”) for any and all outstanding (i) 10.875% Senior Notes due 2017 of EFH Corp. and (ii) 11.250%/12.000% Senior Toggle Notes due 2017 of EFH Corp. (collectively, the “Existing Unsecured Notes” and, together with the Existing First Lien Notes, the “Existing Notes”).

EFH Corp. was advised by the exchange agent for the Exchange Offers that, as of the Early Tender Date, (i) the principal amounts and the percentages of outstanding principal amounts tendered listed in Table 1 below of each series of Existing First Lien Notes were validly tendered (and not validly withdrawn), and related Consents with respect to each such series of Existing First Lien Notes were validly delivered (and not validly revoked) in the Consent Solicitations and (ii) the principal amounts and the percentages of outstanding principal amounts tendered listed in Table 2 below of each series of the Existing Unsecured Notes were validly tendered (and not validly withdrawn).

Table 1 – First Lien Exchange Offers

CUSIP/ISIN	Issuer(s)	Title of Existing Notes	Principal Amount Outstanding	Principal Amount Tendered	Percentage of Outstanding Principal Amount Tendered
292680AF2 US292680AF29	EFH Corp.	9.75% Senior Secured Notes due 2019	$115,446,000	$112,873,000	97.77%
292680AH8 US292680AH84 and 292680 AG0 US292680AG02 and U29191AD2 USU29191AD22	EFH Corp.	10.000% Senior Secured Notes due 2020	$1,060,757,000	$1,057,656,000	99.71%
292681AA1 US292681AA15	EFIH and EFIH Finance	9.75% Senior Secured Notes due 2019	$141,083,000	$139,068,000	98.57%

Table 2 – Unsecured Exchange Offers

CUSIP/ISIN	Issuer(s)	Title of Existing Notes	Principal Amount Outstanding	Principal Amount Tendered	Percentage of Outstanding Principal Amount Tendered
292680AC9 US292680AC97 and 292680AA3 US292680AA32 and U29191AA8 USU29191AA82	EFH Corp.	10.875% Senior Notes due 2017	$64,135,000	$30,876,000	48.14%
292680 AD7 US292680AD70 and 292680AB1 US292680AB15 and U29191AB6 USU29191AB65	EFH Corp.	11.250%/12.000% Senior Toggle Notes due 2017	$60,329,699	$33,398,972	55.36%

The Exchange Offers for each series of Existing Notes will expire at 5:00 p.m., New York City time, on January 24, 2013 (such time and date, as the same may be extended by the Offerors with respect to any Exchange Offer, the “Expiration Date”). The Consent Solicitations for each series of Existing First Lien Notes will expire on the Consent Date. Tendered Existing Notes may be withdrawn at any time at or prior to the Expiration Date and Consents delivered may be revoked at any time at or prior to the Consent Date. Accordingly, the principal amounts of Existing Notes and percentages of Existing Notes shown in the tables above as having been tendered are subject to change.

The terms and conditions of the First Lien Exchange Offers and Consent Solicitations, including the terms and conditions of the New First Lien Notes, are set forth in the Offering Memorandum and Consent

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Solicitation Statement dated December 21, 2012 and the related Consent and Letter of Transmittal, and terms and conditions of the Unsecured Exchange Offers, including the terms and conditions of the New Senior Toggle Notes, are set forth in the Offering Memorandum dated December 21, 2012 and the related Letter of Transmittal (all such documents collectively, the “Offering Documents”).

The Exchange Offers are being made only in the United States to “qualified institutional buyers” (as that term is defined in Rule 144A of the Securities Act) and to certain non-U.S. persons (as that term is defined in Regulation S under the Securities Act) located outside the United States. The Exchange Offers are being made only by, and pursuant to, the terms set forth in, and the information in this press release is qualified by reference to, the Offering Documents.

Offering Documents are only being distributed to holders who complete and return an eligibility certification letter confirming that they are eligible investors for the Exchange Offers. Holders of Existing Notes who desire a copy of the eligibility certification letter should contact Global Bondholder Services Corporation, the information agent for the Exchange Offers and Consent Solicitations, at (866) 470-3900 (Toll-Free) or (212) 430-3774 (Collect).

About EFH Corp.

EFH Corp. is a Dallas-based energy holding company engaged in competitive and regulated activities, primarily in Texas. Its portfolio of competitive businesses consists primarily of TXU Energy, a retail electricity provider with approximately 1.8 million electricity customers in Texas and Luminant, which is engaged largely in power generation and related mining activities, wholesale marketing and energy trading. Luminant has approximately 15,400 MW of generation in Texas, including 2,300 MW fueled by nuclear power and 8,000 MW fueled by coal. Luminant is also one of the largest purchasers of wind-generated electricity in Texas and in the United States. EFH Corp.’s regulated operations consist of Oncor, which operates the largest electricity distribution and transmission system in Texas, with more than three million delivery points and approximately 118,000 miles of distribution and transmission lines. While EFH Corp. indirectly owns approximately 80% of Oncor, the management of Oncor reports to a separate board with a majority of directors that are independent of EFH Corp.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to various risks and uncertainties that could cause actual results to differ materially from management’s current projections, forecasts, estimates and expectations. All statements, other than statements of historical facts, that are included in this press release that address activities, events or developments that EFH Corp. and/or the Offerors expect or anticipate to occur in the future, including the Exchange Offers and Consent Solicitations (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “projection,” “target,” “goal,” “objective,” and “outlook”), are forward-looking statements. Although EFH Corp. and/or the Offerors believe that in making any such forward-looking statement their expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and is qualified in its entirety by reference to the discussion of risk factors in the applicable Offering Documents and EFH Corp.’s and EFIH’s reports filed with the SEC (including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Forward-Looking Statements” contained therein).

-END-

Investor Relations:	Corporate Communications:
Molly Sorg 214.812.8868	Allan Koenig 214.812.8080

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